April 21, 2005

By Overnight Delivery

Nicholas P. Panos
Special Counsel
Securities and Exchange Commission
Office of Mergers & Acquisitions
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Vestin Group, Inc.
Schedule 13E-3 filed by Michael V. Shustek and Vestin Group, Inc.
Schedule TO-T filed by Michael V. Shustek
Schedule 14D-9 filed by Vestin Group, Inc.
Date Filed: April 5, 2005
File No. 5-56145

Dear Mr. Panos:

This letter is jointly submitted by Levine, Garfinkle & Katz on behalf of Vestin Group, Inc. (the “Company”) and by Morrison & Foerster LLP on behalf of Michael V. Shustek. On behalf of our clients, we are transmitting for filing a copy of (i) Amendment No. 3 to the Schedule 13E-3 filed by the Company and Mr. Shustek and (ii) Amendment No. 3 to the Schedule 14D-9 filed by the Company. We will provide you with courtesy copies of the amendments that are marked to show changes from the prior filings.

The amendments are being filed in response to two oral comments received from the staff of the Securities and Exchange Commission by telephone on April 21, 2005. We summarize below the revised disclosure in the filings.

1. The Schedule 13E-3 and the Schedule 14D-9 have each been revised to clarify that the Special Committee was delegated authority by the Company’s Board of Directors to make a determination as to the fairness of the offer for, and on behalf of, the Company. Each of these documents has also been revised to state explicitly that the Special Committee determined the offer to be substantively and procedurally fair to the Company’s stockholders. The revised disclosure can be found at Item 8 of the amended Schedule 13E-3 and Item 4 of the amended Schedule 14D-9.

Nicholas P. Panos
April 21, 2005
Page Two

2. The Schedule 13E-3 and the Schedule 14D-9 have each been revised to provide additional disclosure regarding the reasons why HVA was engaged to prepare the valuation report. The revised disclosure can be found at Item 8 of the amended Schedule 13E-3 and Item 4 of the amended Schedule 14D-9.

The Company hereby confirms that the amended Schedule 14D-9 will be disseminated to unaffiliated security holders. However, the Company and Mr. Shustek do not plan to disseminate the amended Schedule 13E-3 because it would be duplicative of information disseminated in the Offer to Purchase and the amended Schedule 14D-9.

Should you have any further questions or comments regarding the captioned filings, please direct them to (i) Hillel Cohn at (213) 892-5251 if they relate to Mr. Shustek and (ii) Ira Levine at (702) 735-0451 if they relate to the Company.

Very truly yours,	Very truly yours,

/s/ HILLEL T. COHN	/s/ IRA LEVINE

Hillel T. Cohn	Ira Levine